

File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640



06013248



SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH, D.C. 160 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

2 May 2006

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

28 Apr 2006	1st Quarter Results
2 May 2006	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

PROCESSED
MAY 1 1 2006
THOMSON
FINANCIAL

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

dw 5/10

Regulatory Announcement

Go to market news section



Company	Friends Provident PLC
TIDM	FP.
Headline	1st Quarter Results
Released	07:05 28-Apr-06
Number	1451C

RNS Number:1451C
Friends Provident PLC
28 April 2006

28 April 2006

Friends Provident Q1 new business
Strong growth maintained

First quarter life and pensions new business (on a PVNBP1 basis) increased by 26% to £1,331 million (2005: £1,053m) including record quarterly sales from Friends Provident International (FPI).

UK life and pensions:
- Total UK new business up 23% to £856 million (2005: £698m)
- Group pensions up 32% to £460 million (2005: £348m)
- Investment up 33% to £181 million (2005: £136m)
- Protection down 11% to £93 million (2005: £104m)
- Individual pensions (excluding DWP rebate premiums) up 39% to £57 million (2005: £41m)

International life and pensions:
- Total International new business up 34% to £475 million (2005: £355m)
- Friends Provident International (FPI) posted record quarterly results, up 49% to £241 million (2005: £162m)
- Lombard business up 21% to £234 million (2005: £193m)

Ben Gunn, chief executive of Friends Provident Life and Pensions, said: "Our results demonstrate the continued strong momentum across our life and pensions businesses, here in the UK but especially in our International operations.

"Our International businesses both had a tremendous quarter. FPI enjoyed particularly strong growth in Asia and the Middle East. Lombard continues to benefit from the diversity of its established distribution partnerships.

"The UK has seen a continuation of the trends established in 2005, set against a changing legislative environment. Preparations for Pensions A-Day went smoothly and our industry-leading service levels have enabled us to capitalise on increased activity in the pensions market. The Budget brought changes to inheritance tax rules but will have limited impact on Friends Provident.

"Good figures for investment business reflect increasing consumer confidence in investment markets. The protection market remains challenging, but improvements in our competitive position and new distribution partnerships mean we are confident for the remainder of the year.

"We have maintained strong growth momentum, and the prospects are bright for all

our life and pensions operations."

Notes to editors:

1. Except where noted otherwise, all new business figures in this announcement are on a Present Value of New Business Premiums (PVNBP) basis. PVNBP equals new single premiums plus the expected present value of new regular premiums. This replaces the Annual Premium Equivalent (APE) basis, used up to Q3 2005, and for convenience APE figures and further details on the PVNBP basis are shown in the tables at the end of this announcement.

2. Financial reporting dates

2006 Friends Provident plc AGM	25 May 2006
Friends Provident Workshop on International Business	7 June 2006
Friends Provident plc Group Interim Results and Life & Pensions Quarter 2 New Business Announcement	8 August 2006
Friends Provident Life & Pensions Quarter 3 New Business Announcement	31 October 2006

3. Certain statements contained in this announcement constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	0845 641 7814
Di Skidmore	Friends Provident plc	0845 641 7833
Chris Ford	Friends Provident plc	0845 641 7832
Sandra Grandison	Friends Provident plc	0845 641 7834
Simon Moyse	Finsbury Limited	020 7251 3801

Ref: G065

Commentary and tables

UK life and pensions

First quarter new UK life and pensions business increased by 23% to £856 million (2005: £698m).

Life business

New life business increased by 14% to £274 million (2005: £240m).

New protection business including income protection, declined by 11% to £93 million (2005: £104m). This was against the backdrop of a competitive market. However, we have recently taken advantage of improved reinsurance terms to reposition our product pricing without affecting margins. This, together with a number of new distribution partnerships beginning to produce meaningful volumes, means the outlook for our market share is positive. Tax Relief Life Cover was launched on A-Day as a lower cost alternative to existing products, positioning us well if this market grows rapidly.

Investment business increased by 33% to £181m (2005: £136m). Bond sales represent the majority of this business and the increase reflects growing consumer confidence after strong investment market performance. We continue to enhance our fund and product ranges and expect our sales to reflect market trends. We do not expect a significant impact following the proposed inheritance tax changes contained within the Finance Bill due to our relatively low volumes of new trust-related investment business.

Pensions business

Total new pensions business increased by 27% to £582 million (2005: £458m). Very strong gains in group and individual pensions have been achieved.

New group pensions business increased by 32% to £460 million (2005: £348m). This high level of activity is expected to continue for some time. Our single platform has enabled the system changes required ahead of A-Day to be delivered more easily, which will help us to maintain our strong service proposition and focus on gaining profitable market share.

New individual pensions business increased by 39% to £57 million (2005: £41m). The comparative predates the relaunch of the new range in April 2005. We target single premium business where returns are better than the higher volume but more competitive regular premium market.

Annuities sales decreased by 17%. This result is consistent with our selective approach to this market, where we price for margin rather than volume.

UK outlook

We continue to sign distribution agreements to improve our position in the UK market, although the effect of these will only gradually be felt. The aim in the UK remains to build the overall profit contribution from new business and grow ahead of the market.

International life and pensions

New International life and pensions business increased 34% to £475 million (2005: £355m).

Friends Provident International (FPI)

New FPI business increased by 49% to £241 million (2005: £162m), a record quarter up 7% on Q4 2005. Growth was driven by Asia and the Middle East, assisted by a number of large single premium bonds in Europe which tend to be lower margin. Regular premium products launched late last year in Asia and Sweden have also made a positive contribution to the result. There will be some impact on sales in the specialist UK market from the proposed Finance Bill trust changes, although this impact is expected to be modest. The outlook for the remainder of the year is good.

Lombard International (Lombard)

Lombard achieved £234 million of new business, an increase of 21% (2005: £193m). Southern Europe has had a particularly strong Q1, and the UK is up by 50% on 2005 buoyed by strong investment markets. The only major market with volumes below 2005 is Germany, where Q1 2005 comparatives were especially high due to the impact of tax changes at the end of 2004. The established pattern of seasonal sales, with a dominant final quarter, is expected to recur and the outlook remains positive.

About Friends Provident

Friends Provident, the FTSE 100 company, is a major financial services group comprising three core businesses:

- A top ten UK Life & Pensions company
- Leading international cross-border life businesses
- One of the largest asset managers in Europe

The business, founded in 1832 to alleviate the hardship of families facing misfortune, is still underpinned by ethical principles. We have built an award-winning reputation for using technology innovatively, enabling our people to deliver excellent levels of service that we believe are unrivalled in our industry, setting us apart from competitors.

UK Life & Pensions
- Has 2.5 million customers
- Provides a comprehensive range of life protection, income protection, pensions and investment products for individual customers and corporate clients.
- Distribution primarily through IFAs but with an increasing proportion from banks, building societies and other strategic partnerships

International Life & Pensions
Operating through 2 companies:
- Friends Provident International (FPI), one of the top five offshore life companies operating in the cross-border market. Based in Isle of Man selling savings, bond and protection products into Asia, the Middle East, Continental Europe and the UK
- Lombard, Luxembourg-based life assurance company founded in 1991 and acquired by Friends Provident in January 2005. It provides life assurance-based wealth planning solutions and is the largest pan-European life assurance company of its kind

More 'at a glance' information available at www.friendsprovident.com/fastfacts
Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

Friends Provident New Life and Pensions Business

3 months to 31 March 2006 vs 3 months to 31 March 2005

	Q1 2006			Q1 2005			% Change		
	Regular Prems	Single Prems	PVNBP	Regular Prems	Single Prems	PVNBP	Regular Prems	Single Prems	PVNBP
UK Operations	£m	£m	£m	£m	£m	£m	%	%	%
Life									
Protection	16	0	93	17	0	104	(6)	0	(11)
Investment	0	178	181	0	134	136	0	33	33
	16	178	274	17	134	240	(6)	33	14
Pensions									
Individual Pensions	2	47	57	3	28	41	(33)	68	39
DWP Rebates	0	13	13	0	6	6	0	117	117
Group Pensions	68	136	460	48	113	348	42	20	32
Annuities	0	52	52	0	63	63	0	(17)	(17)
	70	248	582	51	210	458	37	18	27
UK Life and Pensions	86	426	856	68	344	698	26	24	23
International Operations									
Lombard	0	234	234	0	193	193	0	21	21
Friends Provident International	19	150	241	12	99	162	58	52	49

Total International Life and Pensions	19	384	475	12	292	355	58	32	34
Total Group Life and Pensions	105	810	1,331	80	636	1,053	31	27	26

PVNBP by channel

3 months to 31 March 2006 vs 3 months to 31 March 2005

	Q1 2006		Q1 2005	
	£m	%	£m	%
UK - IFA	786	59	632	60
UK - Tied	70	5	66	6
International	475	36	355	34

PVNBP equals new single premiums plus the expected present value of new regular premiums.
Premium values are calculated on a consistent basis with the EEV contribution to profits from new business. Start of period assumptions are used for the economic basis and end of period assumptions are used for the operating basis. A risk free rate is used to discount expected premiums in future years. The impact of operating assumption changes across a whole reporting period will normally be reflected in the PVNBP figures for the final quarter of the period that the basis changes relate to. No change in operating assumptions will be reflected in the PVNBP for the first and third quarters, when the contribution to profits from new business is not published. All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate.

Discount rates	2006	2005
UK	4.1%	4.6%
FPI	4.1%	4.6%

Friends Provident New Life and Pensions Business

3 months to 31 March 2006 vs 3 months to 31 March 2005

	Q1		
	APE 2006	APE 2005	% change
UK Operations	£m	£m	%
Life			
Protection	16.0	17.0	(6)
Investment	18.2	13.9	31
	34.2	30.9	11
Pensions			
Individual Pensions	6.8	5.8	17
DWP Rebates	1.3	0.6	117
Group Pensions	81.4	59.0	38
Annuities	5.2	6.3	(17)
	94.7	71.7	32

UK Life and Pensions	128.9	102.6	26
International Operations			
Lombard	23.4	19.3	21
Friends Provident International	33.5	21.9	53
Total International Life and Pensions	56.9	41.2	38
Total Group Life and Pensions	185.8	143.8	29

The 2005 figures for group pensions business are restated to take into account the effect of a change in the definition of new business. We no longer anticipate new entrants partially replacing leavers and treat them instead as new entrants when they arrive. This change increased Q1 2005 APE by £14m against the result reported in 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section



Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	11:03 02-May-06
Number	PRNUK-0205

Treasury Shares

2 May 2006

Friends Provident plc announces that following the transfer of 59,974 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,523,767 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

Close